UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                  Under the Securities Exchange Act of 1934
                         (Amendment No. 8)


                   Computer Associates International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  204912109
--------------------------------------------------------------------------------
                                (CUSIP Number)

                               Mr. Roger Rotach
                              Careal Holding AG
                                 Utoquai 49,
                           8022 Zurich, Switzerland
                                411-269-53-53

                                   Copy to:

                           Richard A. Miller, Esq.
                          Simpson Thacher & Bartlett
                425 Lexington Avenue, New York, New York 10017
                                 212-455-2000

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               December 7, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 204912109                                         Page 2 of 6 Pages


       Careal Holding AG
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)



________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


          WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Switzerland
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                     115,313,380
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY            0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                      115,313,380
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                      0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      115,313,380

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                      20.2%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


                      CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 204912109                                     Page 3 of 6 Pages


       Walter H. Haefner
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)



________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


          WC of Careal Holding AG
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Switzerland
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                     115,313,380
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY            0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                      115,313,380
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                      0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      115,313,380

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                      20.2%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


                      IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 204912109                                         Page 4 of 6 Pages


                  This Amendment No. 8 to the Statement on Schedule 13D, filed on August 24, 1987, by Careal Holding AG, a Swiss corporation ("Careal"), and Mr. Walter H. Haefner, a national and resident of Switzerland, as amended on July 21, 1988, February 22, 1989, June 14, 1989, August 3, 1989, December 1,
1989, September 16, 1998 and November 14, 2001 (the "Statement"), further amends and supplements such Statement with respect to the Common Stock, par value $.10 per share ("Common Stock"), of Computer Associates International, Inc., a Delaware corporation ("Computer Associates"), by amending and restating Item 5 of the Statement in its entirety. All items not described herein remain as previously reported in the Statement.

Item 5.       Interest in Securities of the Issuer.

                  As of December 7, 2001, Careal is the owner of record of 115,313,380 shares of Common Stock representing approximately 20.02% of the Common Stock outstanding, based upon information as to the number of such shares outstanding at November 5, 2001 provided in Computer Associates' quarterly report on Form 10-Q for the quarter ended September 30, 2001. Mr. Haefner is the beneficial owner of such 115,313,380 shares of Common Stock and has sole voting and dispositive power with respect thereto.

                  Other than the 115,313,380 shares of Common Stock owned of record by Careal and beneficially owned by Mr. Haefner, to the best knowledge of Careal, none of its other directors or executive officers are the beneficial owners of, nor do any of them have a right to acquire, directly or indirectly, shares of Common Stock.

                  Except as set forth in Schedule 1 hereto, neither Careal nor Mr. Haefner has effected any transactions in shares of Common Stock since the filing of Amendment No. 7 on November 14, 2001.

CUSIP No. 204912109                                         Page 5 of 6 Pages


                                  Signatures

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                            CAREAL HOLDING AG



                                            By:   /s/ Walter H. Haefner
                                                  ---------------------------
                                            Name: Walter H. Haefner
                                                  Title: Chairman and President



                                            WALTER H. HAEFNER



                                            /s/ Walter H. Haefner
                                                ------------------------------



Dated:   December 21, 2001

CUSIP No. 204912109                                         Page 6 of 6 Pages

                                  Schedule 1

          Sales effected since the filing of Amendment No. 7 on November 14, 2001, of Common Stock owned of record by Careal and beneficially owned by Mr.
Haefner:

                  Number of           Price Per               Nature of
   Date            Shares              Share                Transaction
   ----            ------              -----                -----------
 11/22/01          200,000            $30.6047             Open market sale
 11/28/01          300,000            $31.6238             Open market sale
 11/29/01          300,000            $33.2454             Open market sale
 11/30/01          588,500            $33.8400             Open market sale
 12/3/01           831,020            $32.5484             Open market sale
 12/4/01          1,250,000           $32.8018             Open market sale
 12/5/01          1,250,000           $34.4291             Open market sale
 12/6/01           600,000            $34.7838             Open market sale
 12/7/01           600,000            $34.0967             Open market sale